UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response..............2.50
FORM 12b-25	SEC FILE NUMBER 000-12210
NOTIFICATION OF LATE FILING	CUSIP NUMBER N/A

(Check One)    ☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: December 31, 2006

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

PRESIDENTIAL ASSOCIATES I LIMITED PARTNERSHIP
Full Name of Registrant

N/A
Former Name of Registrant if Applicable

1280 Massachusetts Avenue, 4th Floor
Address of Principal Executive Office (Street and Number)

Cambridge, MA 02138
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to obtain all information required to be disclosed in its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 in order to file such report within the prescribed time period.

PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Victor J. Paci	(617)	876-4801
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate or the results cannot be made.

                            PRESIDENTIAL ASSOCIATES I LIMITED PARTNERSHIP

(Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 29, 2007	By:	Winthrop Financial Co., Inc. Managing General Partner

		By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson Chief Executive Officer